Exhibit 17.1

ELECTRONIC SERVITOR PUBLICATION NETWORK INC.

RESIGNATION OF OFFICE

I, Thomas Spruce, hereby resign as Director, Chief Operations Officer, Chief Financial Officer, and Secretary of Electronic Servitor Publication Network, Inc., a Delaware corporation (the “Company”), effective October 29, 2026. My resignation is not the result of any disagreement with the Company’s operations, policies or practices.

Dated: October 29, 2026

/s/ Thomas Spruce

Thomas Spruce